UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2024

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel

+972 -73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

ANNUAL GENERAL MEETING RESULTS

Steakholder Foods Ltd. (the “Company”) hereby announces that the shareholders of the Company approved all of the proposals brought before the annual general meeting of shareholders scheduled for June 6, 2024 and adjourned to June 10, 2024 (the “Meeting”), by the requisite majority for each proposal in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, on April 30, 2024, and sent in connection with the Meeting.

22,105,300 ordinary shares, representing approximately 8.08% of the Company’s issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-264110 and 333-276845) and Form S-8 (File Nos. 333-255419, 333-267045, 333-271112 and 333-279010).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
	Name:	Arik Kaufman
	Title:	Chief Executive Officer

Date: June 10, 2024

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